Exhibit 21

SUBSIDIARIES OF WMS INDUSTRIES INC.

Subsidiary	Jurisdiction of Incorporation/Formation
WMS Gaming Inc.	Delaware
WMS Gaming (Canada) Ltd.	New Brunswick, Canada
WMS Gaming International, S.L.	Spain
WMS Gaming Australia PTY Ltd.	Australia
WMS Gaming Africa (Pty) Ltd.	South Africa
WMS Gaming (UK) Limited	United Kingdom
WMS Gaming Slovakia, s.r.o.	Slovakia
Lenc-Smith Inc.	Delaware
Williams Electronics Games, Inc.	Delaware
WMS Finance Inc.	Delaware